EXHIBIT 99.1

NEWS RELEASE

TSX: ELD   NYSE: EGO

April 13, 2023

Eldorado Gold Provides First Quarter 2023 Conference Call Details

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) will release its 2023 First Quarter Financial and Operational Results after the market closes on Thursday, April 27, 2023, and will host a conference call on Friday, April 28, 2023, at 11:30 AM ET (8:30 AM PT).

Q1 2023 Financial and Operational Results Call Details

Conference Call Details		Replay (available until June 1, 2023)
Date:	April 28, 2023	Vancouver:	+1 604 638 9010
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	0052
Toll free:	1 800 319 4610

The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via: https://services.choruscall.ca/links/eldoradogold2023q1.html

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations

647.271.2827 or 1.888.353.8166

lynette.gould@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs

604.757 5573 or 1.888.353.8166

louise.mcmahon@eldoradogold.com